

October 10, 2012

<u>Via E-mail</u>
Jazy Zhang
Chief Financial Officer
Giant Interactive Group Inc.
11/F, No. 3 Building, 700 Yishan Road
Shanghai, 200233
People's Republic of China

     Re: Giant Interactive Group Inc.
             Form 20-F for the Fiscal Year Ended December 31, 2010
             Filed June 17, 2011
             Form 20-F for the Fiscal Year Ended December 31, 2011
             Filed April 23, 2012
             File No. 001-33759

Dear Mr. Zhang:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Stephen Krikorian

               Stephen Krikorian
               Accounting Branch Chief

cc: <u>Via E-mail</u>
       Portia Ku
       O'Melveney & Myers LLP